Amgen Inc. One Amgen Center Drive Thousand Oaks, CA 91320-1799 Phone: 805.447.1000

August 19, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amgen Inc.

Form 10-K for the Year Ended December 31, 2010

Filed February 25, 2011

File No. 0-12477

Dear Mr. Rosenberg:

Set forth below are Amgen Inc.’s (the “Company”) responses to the comments and requests for additional information contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 22, 2011. For your convenience, the exact text of the comments provided by the Staff has been included in bold face type preceding each response in the order presented in the comment letter. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in the Company’s referenced filings.

Form 10-K for the fiscal year ended December 31, 2010

Business

Research and Development and Selected Product Candidates, page 33

1.      We acknowledge your response to our comment one; however, we continue to believe that further disclosure may be necessary to provide more insight into how resources were spent on research and development. In order to help us further evaluate your disclosure, please provide us the amount incurred for each of the three drivers you disclose in your response (i.e. clinical trials, international expansion and discovery research) for each of the three months ended March 31, 2010 and 2011. To the extent that these three drivers do not account for substantially all of your research and development expenses, provide us the amount of additional drivers.

Securities and Exchange Commission

August 19, 2011

The Company acknowledges the Staff’s request for the amounts incurred for the research and development (“R&D”) expense drivers set forth in the Staff’s letter. In response to the Staff’s comment, the Company supplementally sets forth below a summary of its R&D expenses for the three months ended March 31, 2011 and 2010, including clinical trials and staff related costs as referenced in the Company’s Form 10-Q for the quarter ended March 31, 2011 (the “2011 First Quarter 10-Q”):

	Three months ended March 31,		Year-over- year change
($ in millions)	2011	2010

Clinical trial costs	$149	$103	$46
Staff related costs	320	292	28

Subtotal	469	395	74

Occupancy and related costs	115	117	(2)
Other (including supplies and indirect trial support costs)	152	134	18

Total R&D expense	$736	$646	$90

As shown above, the increases in the Company’s clinical trial costs and staff related costs comprised $74 million of the $90 million total increase in R&D expenses for the three months ended March 31, 2011 compared to the corresponding period from 2010. As described on page 30 of the 2011 First Quarter 10-Q, the $46 million increase in clinical trial costs reflects the Company’s “strategic decision to invest in late stage clinical trials, including AMG 386 and AMG 479, and to augment support of marketed products,” and the $28 million increase in staff related costs was “primarily in support of international expansion and discovery research.”

In response to the Staff’s comments and discussions with our investors on this issue, the Company has continued to consider how it might provide investors with additional insight into how the Company’s resources are spent on research and development. In an effort to provide a more detailed view of the Company’s R&D spending throughout the product development cycle, the Company has adopted a reporting methodology that groups all of its R&D activities and related expenditures into three categories: (1) discovery research and early pipeline, (2) late stage clinical programs and (3) marketed products. These three categories include the Company’s R&D activities set forth in the following table:

Securities and Exchange Commission

August 19, 2011

Category	Description

Discovery Research and Early Pipeline

R&D expenses incurred in activities substantially in support of early research through the completion of Phase 1 clinical trials. These activities encompass our discovery research and translational sciences functions, including drug discovery, toxicology, pharmacokinetics and drug metabolism, and process development.

Late Stage Clinical Programs

R&D expenses incurred in or related to Phase 2 and Phase 3 clinical programs intended to result in registration of a new product or a new indication for an existing product in the United States or the European Union (EU).

Marketed Products

R&D expenses incurred in support of the Company’s marketed products that are authorized to be sold in the United States or the EU. Includes clinical trials designed to gather information on product safety (certain of which may be required by regulatory authorities) and other product characteristics after regulatory approval has been obtained, as well as the costs of obtaining regulatory approval of a product in a new market after approval in either the United States or the EU has been obtained.

The Company believes that presenting a more detailed view of its R&D spending using these categories enhances investors’ understanding of the degree to which its R&D expenses may impact near, medium- and long-term product sales. Therefore, in an effort to advance the Staff’s goal of providing Company investors with more information about how the Company’s R&D resources are being spent, the Company reported its recent quarterly results using these three R&D expense categories. In the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2011, filed on August 8, 2011, the Company provided the following disclosure (see page 30):

Research and development

The increases in R&D expenses for the three and six months ended June 30, 2011 reflected: (i) increased costs associated with late stage clinical programs of $79 million and $151 million, respectively, particularly for the phase 3 trials for AMG 386, AMG 479 and OncoVEXGM-CSF; (ii) increased support for our marketed products of $50 million and $65 million, respectively, including support for Prolia®, among other programs, our international expansion efforts, and lower recoveries from ongoing collaborations; and (iii) increases in discovery research and early pipeline activities of $15 million and $18 million, respectively, in part due to process development efforts in support of our early pipeline.

Going forward, the Company proposes to continue disclosing its R&D expenses in its periodic reports on Forms 10-Q and 10-K in a similar format. The Company notes that under this disclosure methodology, 100% of the year-over-year change in R&D expenses will be categorized and explained using these same three expense categories each quarter with appropriate description of the meaningful reasons behind the changes in each category. The Company believes that this approach will provide investors with greater insight into how the Company’s resources are spent on research and development.

Securities and Exchange Commission

August 19, 2011

2.      We acknowledge your response to our comment two and continue to believe that information regarding the exclusivity of products in late stage clinical development may be necessary to provide context to your R&D pipeline disclosures. In order to help us further evaluate your disclosure and to understand how long of an exclusivity period products in Phase 3 would be expected to have, please tell us, for each product currently in Phase 3 development, the remaining terms of the patents and other information regarding remaining patent protection or exclusivity if they were to reach commercialization.

The Company acknowledges the Staff’s request for additional patent information regarding its products currently in Phase 3 development. The Company respectfully notes that patent information for products already approved for one or more indications but currently undergoing Phase 3 clinical trials for additional indications (Aranesp® (darbepoetin alfa); Prolia® / XGEVA® (denosumab); and Sensipar® (cinacalcet)) is already described in the Company’s Annual Reports on Form 10-K (see, e.g., pages 6 through 17 of the Company’s Form 10-K for the fiscal year ended December 31, 2010). The Company supplementally sets forth in the table below the relevant territory, general subject matter and estimated expiration range for its issued patents related to each of the Company’s other product candidates (i.e., those that have yet to be approved for any indication) in Phase 3 development as of the date of this letter:

Securities and Exchange Commission

August 19, 2011

Molecule	Territory	General Subject Matter	Estimated Expiration*

AMG 386	U.S. Europe	AMG 386 DNA, polypeptides and compositions AMG 386 DNA, polypeptides, compositions and method of treatment	2024-2025 2019-2022

Ganitumab (AMG 479)	U.S.	Ganitumab antibodies and compositions	2029

Motesanib	U.S. Europe	Motesanib and compositions Motesanib, compositions and use for treatment of cancer	2022 2022

OncoVEXGM-CSF (talimogene laherparepvec)	U.S.	Modified HSV1 compounds and strains and methods of treatment using modified HSV1 strains	2021

	Europe	Modified HSV1 compounds and strains and methods of treatment using modified HSV1 strains	2021

* Patent expiration ranges for each region are based on one or more issued patents, some of which may be or become eligible for term adjustments, extensions or supplemental protection certificates not captured in this estimate. In addition, new patents may be issued in the future, and existing patents may be challenged, invalidated or circumvented by third parties.

The Company proposes to enhance its disclosure regarding the issued patents for its Phase 3 product candidates beginning with its Form 10-K for the fiscal year ending December 31, 2011 by including information consistent with the above chart.

*    *    *    *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

August 19, 2011

Once you have had time to review our responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to call Charles K. Ruck of Latham & Watkins LLP at (714) 540-1235 or me at (805) 447-9358. Written correspondence to the Company may be directed to my attention at One Amgen Center Drive, Thousand Oaks, California, fax no. (805) 447-1010.

Sincerely,

Amgen Inc.

/s/ Jonathan M. Peacock
Jonathan M. Peacock
Executive Vice President and
Chief Financial Officer

cc:	Sasha Parikh, the Commission

Mark Brunhofer, the Commission

David J. Scott, Esq., Amgen Inc.

Charles K. Ruck, Esq., Latham & Watkins LLP

Christian W. Nolet, Ernst & Young LLP